EXHIBIT 99.1

EXECUTIVE OFFICERS, DIRECTORS & CONTROLLING PERSONS OF OUTCAST

Name	Residence or Business Address	Present Employment/Employer	Enigma Common Stock Holdings
Troy J. Flowers	2840 Hwy. 95 Alt S#7, Silver Springs NV 89429	CEO and Chairman of Outcast, Inc.	None
Kelly Clark	2840 Hwy. 85 Alt S#7 Silver Springs NV 89429	Treasurer and Director of Outcast, Inc.	None